September 18, 2007

VIA EDGAR

Perry Hindin

Special Counsel, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Altera Corporation

Definitive 14A

Filed March 28, 2007

File No. 000-16617

Dear Mr. Hindin:

In response to your comment letter dated August 21, 2007 concerning the above-referenced filing by Altera Corporation (the “company”), we respectfully requested an extension of time to complete and file a response no later than October 21, 2007. Due to vacation schedules and other commitments during the past several weeks, we need additional time to review the comments and our response with our compensation committee as well as our external auditors.

This letter is to confirm that you left us a voicemail on September 14 and raised no objection to our extension request.

If you have any further questions or comments regarding the foregoing, please contact me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/s/ Katherine E. Schuelke
Katherine E. Schuelke Vice President, General Counsel and Secretary